
13030043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-BD-13464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nuveen Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. Amboian (312) 917-7795
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — if individual, state last, first, middle name)

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, John P. Amboian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Securities, LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public



OFFICIAL SEAL
OLIVIA RUBIO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/8/2013

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nuveen Investments, Inc.:

We have audited the accompanying statement of financial condition of Nuveen Securities, LLC (the Company), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Nuveen Securities, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2013

NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2012
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	34,300
Cash segregated in compliance with federal and other regulations		1,000
Receivables due from brokers and dealers		8
Deposits with and receivables due from clearing organizations		5,796
Securities owned		101
Receivables due from affiliates		3,851
Other assets:		
Distribution fees and underwriting revenue receivable		10,018
Advanced commissions		5,869
Deposits with other organizations		1,500
Other		95
Other assets		17,482
	$	62,538

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to customers		6
Securities sold not yet purchased, at market value		304
Sales commissions, distribution fees, and other payables		9,866
Due to affiliates		2,813
Deferred tax liability, net		1,861
Accrued expenses and other liabilities		746
Total liabilities		15,596
Member's equity:		
Units, $5 par value, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		36,323
Total member's equity		46,942
	$	62,538

See accompanying notes to statement of financial condition.

NUVEEN SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2012

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

These financial statements reflect the accounts of Nuveen Securities, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent").

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, and provides investment product distribution and related services for managed funds. In the normal course of business and as part of its clearing function for an affiliate, the Company purchases municipal bonds, and, from time to time, U.S. government obligations. The Company is a full clearing broker and clears trades for municipal bonds, closed-end funds, mutual funds and U.S. Government obligations through both the Depository Trust & Clearing Corporation (the "DTCC"), as well through the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board. FINRA is the Company's self-regulatory organization.

Use of Estimates

This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ (the "Codification" or "ASC" or "Topic") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with original maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash.

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2012 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

(1) Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value. The difference between trade date accounting and settlement date accounting is not material.

At December 31, 2012, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are being amortized over the lesser of the SEC Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

Income Taxes

Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal income taxes are computed on a separate return basis. With the exception of separate company filing states, where the separate return approach is employed, state income taxes are computed on income taxable under applicable tax laws using the tax rate of the consolidated group in each state. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts determined "more-likely-than-not" realizable. At December 31, 2012, the Company had a $1.5 million valuation allowance, net of federal tax benefit, related to state and local net operating loss carryforwards due to the uncertainty that the deferred tax assets will be realized. At December 31, 2012, total deferred tax assets, after tax valuation allowances, were $0.4 million. In assessing the likelihood of realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based on projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances at December 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

The Company does not have any unrecognized tax benefits as of December 31, 2012, as defined under FASB ASC 740, "Income Taxes," which provides guidance on the measurement, recognition, and

(1) Summary of Significant Accounting Policies (continued)

disclosure of tax positions taken or expected to be taken in a tax return. In addition, the Company does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months. The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal returns for 2009 through 2011 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the Company's tax years that remain open for state and local examination range from 2007 through 2011.

(2) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).
- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

NUVEEN SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2012

(2) Fair Value Measurements (continued)

The following table presents information about the Company's fair value measurements at December 31, 2012 (in 000s):

		Fair Value Measurements at December 31, 2012 Using		
Description	**Dec. 31, 2012**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities owned	$ 101	$ 37	-	$ 64
Liabilities				
Securities sold not yet purchased	$ 304	-	$304	-

Securities Owned

Approximately $37 thousand of the Company's investments are classified as Level 1 financial instruments, as it is an investment in NASDAQ and is based on unadjusted quoted market prices.

The remaining $64 thousand of the Company's investments are considered to be Level 3 investments, and represents a required investment in the Depository Trust Clearing Corporation ("DTCC"). The Company considers its investment in DTCC to be a Level 3 financial instrument, as there are no quoted market prices for DTCC stock; the fair value is based upon valuation information obtained directly from DTCC. During 2012, the Company was required by DTCC to make an additional purchase of DTCC stock. The amount of the purchase was approximately $18 thousand. The remaining approximate $18 thousand increase in DTCC stock from December 31, 2011 to December 31, 2012 is due to unrealized gains.

Securities Sold Not Yet Purchased

The market values for the $304 of securities sold not yet purchased are classified as Level 2 as the valuation is based on significant other observable inputs.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash and cash equivalents, distribution fees and underwriting revenue receivable, receivables due from brokers and dealers, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because of the short maturity of those instruments. Investment valuation is described in preceding paragraphs. Due to

(2) Fair Value Measurements (continued)

affiliates, due to customers, and other payables are financial liabilities with carrying values that also approximate fair value because of the short maturity of those instruments.

A comparison of the December 31, 2012 fair values and carrying amounts of these instruments is as follows:

	(in 000s)	
	Carrying Amount	**Fair Value**
Assets:		
Cash and cash equivalents	$34,300	$34,300
Cash segregated in compliance with federal and other regulations	1,000	1,000
Receivables due from brokers and dealers	8	8
Deposits with and receivables due from clearing organizations	5,796	5,796
Securities owned	101	101
Receivables due from affiliates	3,851	3,851
Distribution fees and underwriting revenue receivable	10,018	10,018
Deposits with other organizations	1,500	1,500
Liabilities:		
Due to customers	6	6
Securities sold not yet purchased	304	304
Sales commissions, distribution fees, and other payables	9,866	9,866
Due to affiliates	2,813	2,813
Accrued expenses and other liabilities	746	746

NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2012

(3) Income Taxes

The tax effects of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2012 are shown in the following table:

Gross deferred tax assets:	
Net operating loss carryforwards	$1,881
Valuation allowance	(1,510)
Deferred tax assets, net of valuation allowance	371
Gross deferred tax liabilities:	
Deferred commissions and offering costs	2,232
Gross deferred tax liabilities	2,232
Net deferred tax liability	$ 1,861

At December 31, 2012, the Company had state and local tax loss carryforwards of $1.9 million that will expire between 2018 and 2027. For financial reporting purposes, a valuation allowance has been established against the deferred tax assets related to certain state tax loss carryforwards due to the uncertainty that the assets will be realized. The Company reduced this valuation allowance by $0.4 million during 2012.

No federal or state income taxes were paid directly by the Company during 2012. The Company recorded $2.3 million and $0.5 million for federal and state taxes, respectively, through due to affiliates (the Parent) for its share of the consolidated group's taxes.

(4) Commitments and Contingencies

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business, including employment related litigation. In the opinion of management, based on the current knowledge and after discussions with legal counsel, the outcome of such litigation will not have a material adverse effect on the Company's financial condition, results of operation or liquidity.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital ratio was 0.53 to 1 and its net capital was approximately $25.0 million which is $24.1 million in excess of the required net capital of $0.9 million.

NUVEEN SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2012

(6) Subsequent Events

The Company has evaluated subsequent events under the provisions of FASB Topic 855-10 and has determined that, through February 28, 2013, the date that these December 31, 2012 financial statements have been made available, there were no events occurring subsequent to December 31, 2012 fitting the criteria of FASB Topic 855-10 that needed to be reflected on the Company's statement of financial position as of December 31, 2012 or results of operations for the year then ended.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
Nuveen Investments, Inc.:

In planning and performing our audit of the statement of financial condition of Nuveen Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial



statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2013

NUVEEN INVESTMENTS HOLDINGS
333 West Wacker Drive
Chicago, IL 60606-1286

JPMORGAN CHASE BANK, N.A.

000124347

2-1/710
1103936

Date 28.Feb.2013

Pay Amount $143,247.00***

Pay ****ONE HUNDRED FORTY-THREE THOUSAND TWO HUNDRED FORTY-SEVEN AND XX / 100 DOLLAR****

Not Valid After 180 Days

To The Order Of

SECURITIES INVESTOR PROTECTION CORP
P.O. Box 92185
Washington, DC 20090-2185



Authorized Signature

⑈000124347⑈ ⑆071000013⑆ 001103936⑈

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013464 FINRA DEC
Nuveen Securities LLC
333 West Wacker Drive
Chicago, IL 60606-1220
Attn: Sherri Hlavacek

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Halina Mikowski (312)917-8074

2. A. General Assessment (item 2e from page 2) $ 256,964

B. Less payment made with SIPC-6 filed (exclude interest) (113,567)
7/26/12
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 143,247

E. Interest computed on late payment (see instruction E) for n/a days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 143,247

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 143,247

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nuveen Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of February, 20 13.

Sherri Hlavacek, Managing Director and Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2012
and ending December 31, 2012
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 125,120,938
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,008
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	125,121,946
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,935,679
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3,387,608
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 13,164	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	13,164
Total deductions	22,336,451
2d. SIPC Net Operating Revenues	$ 102,785,495
2e. General Assessment @ .0025	$ 256,964

(to page 1, line 2.A.)